Journey Resources Corp.

November 30, 2008
(Expressed in Canadian Dollars)

Consolidated Financial Statements

•	Auditors’ Report

•	Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

•	Consolidated Balance Sheets

•	Consolidated Statements of Operations and Deficit

•	Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss

•	Consolidated Statements of Cash Flows

•	Notes to the Consolidated Financial Statements

Auditors’ Report

To the Shareholders of:
JOURNEY RESOURCES CORP.

We have audited the Consolidated Balance Sheets of Journey Resources Corp. as at November 30, 2008 and 2007 and the Consolidated Statements of Operations and Deficit, Comprehensive Loss and Accumulated Other Comprehensive Loss, and Cash Flows for the years ended November 30, 2008, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2008 and 2007 and the results of its operations and its cash flows for the years ended November 30, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“Watson Dauphinee & Masuch”

Chartered Accountants

Vancouver, B.C.
March 20, 2009

Comments by Auditors for U.S. Readers on
Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to these consolidated financial statements.

Our report to the shareholders dated March 20, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

“Watson Dauphinee & Masuch”

Chartered Accountants

Vancouver, B.C.
March 20, 2009

JOURNEY RESOURCES CORP.

Consolidated Balance Sheets
As at November 30
(Expressed in Canadian Dollars)

	2008	2007
	$	$
ASSETS
CURRENT

Cash	4,057	448,401
Accounts Receivable	5,720	1,366
GST Recoverable	3,582	16,156
Share Subscriptions Receivable	60,000	10,000
Prepaid Expenses	6,844	59,174

	80,203	535,097

Marketable Securities (Note 3)	-	478,170
Due from Joint Venture Partner	154,450	52,821
Due from Related Party (Note 9(e))	148,393	-
Reclamation Bond (Note 4)	6,818	6,818
Property and Equipment (Note 5)	220,037	300,003
Mineral Properties (Note 6)	2,696,873	3,249,024

	3,306,774	4,621,933

LIABILITIES
CURRENT
Accounts Payable and Accrued Liabilities	668,067	173,262
Due to Related Parties (Note 9(e))	283,679	-
Short-Term Loans (Note 7)	1,301,500	200,000

	2,253,246	373,262
Deferred Gain on Contribution to Joint Venture (Note 6(c))	173,918	178,502

SHAREHOLDERS’ EQUITY
Share Capital (Note 8)	11,164,757	10,029,591
Share Subscription Advances (Note 15)	3,900	-
Contributed Surplus (Note 8(a))	1,382,642	1,222,406
Accumulated Other Comprehensive Loss	-	(76,409)
Deficit	(11,671,689)	(7,105,419)

	879,610	4,070,169

	3,306,774	4,621,933
Nature and Continuance of Business (Note 1)
Commitment (Note 10)
Subsequent Event (Note 15)

Approved by the Directors:

“Jatinder Bal”	“Robert Bryce”
Jatinder (Jack) Bal, Director	Robert Bryce, Director

JOURNEY RESOURCES CORP.

Consolidated Statements of Operations and Deficit
For the Years Ended November 30
(Expressed in Canadian Dollars)

	2008	2007	2006
	$	$	$
EXPENSES
Accounting and Audit	100,160	82,653	52,757
Advertising and Communications	16,796	15,770	40,291
Amortization	91,926	54,201	946
Consulting Fees	246,700	152,303	243,080
Filing and Transfer Agent Fees	34,842	57,259	31,423
Interest and Financing Fees on Short-Term Loans (Note 7)	258,750	7,500	-
Interest – Other	37,120	-	-
Investor Relations	234,743	654,235	263,396
Legal	54,946	32,169	94,294
Management Fees (Note 9(a) & (d))	84,000	90,500	87,000
Office	184,602	142,571	55,488
Rent	43,341	43,378	28,694
Stock-Based Compensation (Note 8(e))	354,308	305,468	536,753
Travel	60,123	49,448	36,821

	1,802,357	1,687,455	1,470,943

LOSS BEFORE OTHER ITEMS	(1,802,357)	(1,687,455)	(1,470,943)

Administrative and Office Support Fee Income (Note 9(b))	120,000	15,000	-
Amortized Gain on Contribution to Joint Venture (Note 6(c))	4,585	4,680	-
Foreign Exchange Gain (Loss)	19,584	(6,800)	2,714
Interest Income	546	378	8,004
(Loss) Gain on Sale of Marketable Securities	(269,622)	118,928	-
Operator Management Fee Income	3,912	2,509	-
Write Down of Mineral Properties (Note 6)	(2,642,918)	(810,226)	-

NET LOSS FOR THE YEAR	(4,566,270)	(2,362,986)	(1,460,225)

Deficit, Beginning of the Year	(7,105,419)	(4,742,433)	(3,282,208)

DEFICIT, END OF THE YEAR	(11,671,689)	(7,105,419)	(4,742,433)

BASIC AND DILUTED LOSS PER SHARE	(0.12)	(0.09)	(0.08)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	39,247,921	27,718,098	19,375,422

JOURNEY RESOURCES CORP.

Consolidated Statements of Comprehensive Loss and
Accumulated Other Comprehensive Loss
For the Years Ended November 30
(Expressed in Canadian Dollars)

	2008	2007	2006
	$	$	$

Net Loss for the Year	(4,566,270)	(2,362,986)	(1,460,225)

Other Comprehensive Income (Loss):

Cumulative Effect of Adopting New Accounting	-	54,963	-
Policies (Note 2(m)(ii))

Loss (Gain) on Marketable Securities Reclassified	76,409	(54,963)	-
to Statement of Operations on Realization

Unrealized Loss on Marketable Securities	-	(76,409)	-

COMPREHENSIVE LOSS FOR THE YEAR	(4,489,861)	(2,439,395)	(1,460,226)

Accumulated Other Comprehensive Loss,	(76,409)	-	-
Beginning of the Year

Other Comprehensive Income (Loss) for the Year:

Loss on Marketable Securities Reclassified to	76,409	-
Statement of Operations on Realization

Unrealized Loss on Marketable Securities	-	(76,409)	-

ACCUMULATED OTHER COMPREHENSIVE LOSS,
END OF THE YEAR	-	(76,409)	-

JOURNEY RESOURCES CORP.

Consolidated Statements of Cash Flows
For the Years Ended November 30
(Expressed in Canadian Dollars)

	2008	2007	2006
	$	$	$
CASH PROVIDED FROM (UTILIZED FOR):

OPERATING ACTIVITIES
Net Loss for the Year	(4,566,270)	(2,362,986)	(1,460,225)

Non-Cash Items:
Amortization	91,926	54,201	946
Stock-Based Compensation	354,308	305,468	536,753
Loss (Gain) on Sale of Marketable Securities	269,622	(118,928)	-
Amortized Gain on Contribution to Joint Venture	(4,585)	(4,680)	-
Accrued Interest and Financing Fees on Short-Term Loans	201,500	-	-
Shares Issued for Interest on Short Term Loan	31,000	-	-
Unrealized Foreign Exchange Loss	-	-	14
Write Down of Mineral Properties	2,642,918	810,226	-

	(979,581)	(1,316,699)	(922,512)
Change in Non-Cash Working Capital Accounts (Note 11(a))	453,726	(380,215)	355,959

	(525,855)	(1,696,914)	(566,553)

FINANCING ACTIVITIES
Shares Issued for Cash	587,400	2,687,410	2,272,320
Share Subscriptions Receivable	-	169,000	-
Share Subscriptions Advances	3,900	-	-
Share Issue Costs	(40,306)	(189,328)	(110,202)
Proceeds from Sale of Marketable Securities	284,957	337,965	-
Short-Term Loans Advances	1,000,000	200,000	-
Short-Term Loans Repayments	(100,000)
Advances from (to) Related Parties (Net)	135,286	18,203	(11,388)

	1,871,237	3,223,250	2,150,730

INVESTING ACTIVITIES
Purchase of Equipment	(11,959)	(345,809)	(8,282)
Mineral Properties Costs	(1,777,767)	(762,600)	(1,829,306)
Reclamation Bond	-	-	(6,818)
Acquisition of Subsidiary, Net of Cash Acquired	-	-	(10)

	(1,789,726)	(1,108,409)	(1,844,416)

(DECREASE) INCREASE IN CASH	(444,344)	417,927	(260,239)

Cash, Beginning of the Year	448,401	30,474	290,713

CASH, END OF THE YEAR	4,057	448,401	30,474

Supplemental Cash Flow Information (Note 11)

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF BUSINESS

Journey Resources Corp. (the “Company”) is a mineral exploration resource company incorporated under the laws of the Province of British Columbia, Canada on March 29, 2000 under the name Access West Capital Corporation. On June 12, 2002, the Company changed its name to Journey Unlimited Omni Brand Corporation, and on November 04, 2005, to Journey Resources Corp.

The Company is presently in the business of the acquisition, exploration and development of mineral properties. It presently owns mining concessions in Mexico, and mineral claims in Idaho, U.S.A. and Peru.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The Company has not yet achieved profitable operations, and has a consolidated deficit of $11,671,689 and a working capital deficiency of $2,173,043 as at November 30, 2008.

The Company's ability to continue operations is uncertain and is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of these properties. The outcome of these matters cannot be predicted at this time. Although the Company has arranged a private placement of units raising gross proceeds of $370,500 in March 2009 (Note 15), there is no assurance that the Company will be successful with future financing ventures in light of the current tight global credit market.

These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned Mexican subsidiary, Minerales Jazz S.A. de C.V. (“Minerales Jazz”), its wholly-owned Peruvian subsidiary, Minera Journey Resources Peru S.A.C., and two wholly-owned inactive subsidiaries, Journey Unlimited Equipment Inc. (Canada) and Journey Unlimited Equipment Inc. (U.S.A.). All inter-company transactions and balances have been eliminated.

The Company’s 50% interest in the Vianey Property joint venture, which is subject to joint control, is consolidated on a proportionate basis, whereby the Company includes in these consolidated financial statement its proportionate share of the assets, liabilities, revenues and expenses of the joint venture. As at November 30, 2008 and 2007, the Company included its 50% share of the capitalized mineral property costs of the joint venture in the consolidated financial statements. The joint venture has no other assets or liabilities, and has no revenues or expenses for the period from inception on December 18, 2006 to November 30, 2008 (Note 6(c)).

b)	Foreign Currency Translation

The Company’s foreign operations are determined to be of an integrated nature and are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization which is translated at the historical rates associated with the assets being amortized. Foreign exchange gains and losses from the translation of foreign operations are reflected in operations for the current year.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Marketable Securities

The Company classifies its marketable securities as available-for-sale financial assets which are carried on the balance sheet at their fair value. Fair value is based on quoted market prices. Unrealized gains or losses on the change in fair value are recognized in other comprehensive income until the marketable securities are sold, at which time the cumulative gains or losses previously recognized in accumulated other comprehensive income are recognized in net income.

d)	Property and Equipment

Property and equipment are recorded at cost and amortized at the following rates, except in the year of acquisition, when one half of the rates are used:

Computer Equipment	30 - 55% Declining Balance
Exploration Equipment	30% Declining Balance
Furniture and Fixtures	20% Declining Balance
Leasehold Improvements	20% Straight Line

e)	Mineral Properties

The Company’s mineral properties are in the exploration stage and therefore, the Company capitalizes all expenditures related to the acquisition, exploration and development of mineral properties until such time as the properties are placed into commercial production, abandoned, sold or considered to be impaired in value. Costs of producing properties are amortized on a unit-of-production basis based on proven and probable reserves. Costs of abandoned properties are written off to operations. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Adjustments to carrying value due to impairment are charged to operations.

Property option payments received are credited against the cost of mineral properties. Where option payments received exceed the recorded acquisition costs of mineral claims, the amount in excess of the capitalized costs is credited to operations.

The Company has not yet determined the amount of reserves available on the properties owned. The recoverability of the capitalized costs for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition. The Company assesses the impairment of a mineral property whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of the capitalized costs is then determined by a comparison of the carrying amount of the property to future undiscounted net cash flows expected to be generated by the mineral property. If a mineral property is considered to be impaired, that property is written down to its estimated net realizable value.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with general industry standards, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and therefore title may be affected.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Asset Retirement Obligation

The Company records the fair value of a liability for an asset retirement obligation, including site closure and reclamation costs associated with exploration activities on its mineral properties, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by that amount. The liability is accreted over time for changes in the fair value through charges to accretion expense. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying assets.

As at November 30, 2008 and 2007, the Company has no material obligations for asset retirement obligations.

g)	Impairment of Long-Lived Assets

Long-lived assets are reviewed by the Company for possible impairment whenever events or changes in circumstances indicate that carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition. As at November 30, 2008 and 2007, there was no impairment of the Company’s long-lived assets with the exception of certain mineral properties in which the Company has recorded a write down of $2,642,918 (2007 – $810,226) (Note 6).

h)	Revenue Recognition

The Company is the operator of the Vianey Property joint venture (Note 6(c)) and charges an operator management fee based on 5% of the joint venture partner’s portion of the exploration and development expenditures. Operator management fee income is recognized when the related expenditures are incurred and collection is reasonably assured.

Interest income and administrative and office support fee income is recognized when earned and collection is reasonably assured.

i)	Loss Per Common Share

Basic loss per common share is calculated using the weighted average number of common shares issued and outstanding during the year. Diluted loss per share is the same as basic loss per share as the effect of issuance of shares on the exercise of stock options and warrants is anti-dilutive.

j)	Share Capital and Stock-Based Compensation

The Company records proceeds from share issuances net of related share issue costs. Share capital issued for non-monetary consideration is recorded at an amount based on the quoted market value of the Company’s shares on the date of share issuance.

The Company grants stock options to management, directors, employees and consultants. The Company recognizes compensation expense for options and broker warrants issued under the fair value based method using the Black-Scholes option pricing model. The fair value of each option grant is estimated on the date of the grant and recognized over the vesting period, with the offsetting amounts credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus amount is transferred to share capital.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)	Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities. These differences are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that the Company will ultimately realize those assets.

l)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties and property and equipment, the determination of the amortization period of property and equipment, the estimated amount of accrued liabilities and asset retirement obligations, the realization of future tax assets, and the determination of the fair value of stock- based compensation. Actual results may differ from these estimates.

m)	Adoption of New Accounting Policies

Effective December 01, 2006, the Company adopted Sections 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3861“Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges” of the Canadian Institute of Chartered Accountants (“CICA”) Handbook.

Effective November 01, 2007, the Company adopted Sections 3862 “Financial Instruments – Disclosure” and 3863 “Financial Instruments – Presentation” which place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

These standards have been adopted on a prospective basis with no restatement to prior years’ consolidated financial statements amounts.

(i)	Comprehensive Income

Comprehensive income is the change in net assets from transactions related to non-shareholder sources. The Company presents gains and losses which would otherwise be recorded as part of net earnings in “other comprehensive income” until it is considered appropriate to recognize them into net earnings. The Company presents comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Adoption of New Accounting Policies (Continued)

	(ii)	Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

		•	Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

•

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be transferred to and recorded in net income; and

•

Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

		•	Cash is classified as held-for-trading and accordingly carried at its fair value;

•

Accounts receivable, share subscription receivable, and amounts due from related parties and joint venture partner are classified as loans and receivables, and accordingly carried at their amortized costs;

		•	Marketable securities are classified as available-for-sale and accordingly carried at their fair values; and

		•	Accounts payable and accrued liabilities, amounts due to related parties, and short-term loans are classified as other financial liabilities and are currently carried at their amortized cost.

The classification and remeasurement of the Company’s opening balances for financial instruments other than available-for-sale financial assets has resulted in no material gains or losses that require an adjustment to the Company’s opening deficit balance as at December 01, 2006. The transition adjustment of $54,963 arising from re-measuring available-for-sale financial assets at fair value was recognized in opening accumulated other comprehensive income as at December 01, 2006.

	(iii)	Hedging

This new accounting standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Adoption of New Accounting Policies (Continued)

	(iv)	Capital Disclosure

The Company adopted CICA Handbook Section 1535 “Capital Disclosures” on November 01, 2007 requiring disclosure of information on the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with any externally imposed capital requirements, and if the Company has not complied, the consequences of such non-compliance (Note 14).

n)	Future Accounting changes

	(i)	Going Concern

The CICA Handbook Section 1400 “General Standards of Financial Statement Presentation” requires management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, this standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for fiscal years beginning on or after January 01, 2008.

	(ii)	Goodwill and Intangible Assets

Effective for fiscal years beginning on or after October 01, 2008, the CICA Handbook Section 3064 “Goodwill and Intangible Assets” provides new guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development as intangibles, as existing CICA Handbook Section 3061 “Property, Plant and Equipment” contains standards for measurement, presentation, and disclosure of mining properties. As such, implementation of this new standard is not expected to have a material impact on the Company’s consolidated financial statements and disclosures.

	(iii)	International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 01, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of fiscal 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)	Future Accounting changes (Continued)

(iii) International Financial Reporting Standards (Continued)

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

o)	Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. These reclassifications have no effect on the consolidated net loss for the years ended November 30, 2008, 2007 and 2006.

NOTE 3 – MARKETABLE SECURITIES

As at November 30, 2007, the Company owned 2,100,000 common shares of Wits Basin Precious Minerals Inc. (“Wits Basin”). The Company sold all of these shares during the year ended November 30, 2008 and recognized a loss on sale of marketable securities of $269,622 in the consolidated statements of operations.

NOTE 4 – RECLAMATION BOND

During the year ended November 30, 2006, the Company deposited US$5,800 (CDN$6,818) with the United States Department of Agriculture Forest Service for future mineral claim site reclamation costs associated with the Musgrove Creek Gold Project (Note 6(a)).

NOTE 5 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
November 30, 2008
Computer Equipment	10,204	5,578	4,626
Exploration Equipment	343,268	138,478	204,790
Furniture and Fixtures	7,291	2,235	5,056
Leasehold Improvements	6,547	982	5,565

	367,310	147,273	220,037
November 30, 2007
Computer Equipment	8,768	2,978	5,790
Exploration Equipment	341,128	51,169	289,959
Furniture and Fixtures	5,455	1,201	4,254

	355,351	55,348	300,003

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 6 – MINERAL PROPERTIES

			Joint
			Venture
	2006	Additions	Adjustments	2007	Additions	2008
	$	$	$	$	$	$
(a) Musgrove Creek,
U.S.A.
Acquisition Costs	373,752	85,300	-	459,052	38,500	497,552
Exploration Expenditures:
Administrative	8,797	18,394	-	27,191	34,849	62,040
Assay	48,085	4,456	-	52,541	11,186	63,727
Drilling	246,159	133,261	-	379,420	9,123	388,543
Field Supplies	2,663	8,244	-	10,907	7,278	18,185
Geochemical Survey	91,991	109,258	-	201,249	-	201,249
Geological	54,529	42,092	-	96,621	34,325	130,946
Maintenance Fees	11,073	-	-	11,073	-	11,073
Staking and Recording	6,766	11,629	-	18,395	11,459	29,854

	843,815	412,634	-	1,256,449	146,720	1,403,169

(b) Empire Mine,
U.S.A.
Acquisition Costs	522,269	50,000	-	572,269	-	572,269
Exploration Expenditures:
Administrative	18,483	27,998	-	46,481	-	46,481
Assay	58,391	86,155	-	144,546	-	144,546
Drilling	500,412	-	-	500,412	-	500,412
Engineering	34,271	47,740	-	82,011	-	82,011
Field Costs	167,569	6,252	-	173,821	-	173,821
Geochemical	-	7,876	-	7,876	-	7,876
Geological	125,192	37,803	-	162,995	2,975	165,970
Staking and Recording	-	19,815	-	19,815	8,262	28,077
Write down Property	-	(810,226)	-	(810,226)	(911,237)	(1,721,463)

	1,426,587	(526,587)	-	900,000	(900,000)	-

(c) Vianey,
Mexico
Acquisition Costs	622,484	185,000	(583,666)	223,818	-	223,818
Option Payments Received	(219,037)	(187,936)	406,973	-	-	-
Exploration Expenditures:
Administrative	19,279	6,000	(21,969)	3,310	12,249	15,559
Drilling	225,325	108,681	(334,006)	-	-	-
Engineering	-	-	15,000	15,000	-	15,000
Fees and Permits	-	-	5,328	5,328	2,740	8,068
Field and Exploration	169,509	38,175	(156,467)	51,217	62,629	113,846
Geological	52,905	14,000	(43,989)	22,916	19,903	42,819
Recovery from Optionee	(359,820)	(687,515)	1,047,335	-	-	-

	510,645	(523,595)	334,539	321,589	97,521	419,110

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 6 – MINERAL PROPERTIES (Continued)

			Joint
			Venture
	2006	Additions	Adjustments	2007	Additions	2008
	$	$	$	$	$	$
(d) Silver Mountain,
Peru

Acquisition Costs	-	758,632	-	758,632	-	758,632
Exploration Expenditures:
Administrative	-	12,000	-	12,000	-	12,000
Assay	-	354	-	354	-	354

	-	770,986	-	770,986	-	770,986

(e) Silveria,
Peru

Acquisition Costs	-	-	-	-	478,000	478,000
Exploration Expenditures:
Administrative	-	-	-	-	97,325	97,325
Assay	-	-	-	-	112,150	112,150
Field and Exploration	-	-	-	-	265,095	265,095
Geological	-	-	-	-	689,276	689,276
Legal	-	-	-	-	51,945	51,945
Permits and License	-	-	-	-	37,890	37,890
Write down Property	-	-	-	-	(1,731,681)	(1,731,681)

	-	-	-	-	-	-

(e) Charay,
Mexico
Acquisition Costs	-	-	-	-	95,000	95,000
Exploration Expenditures:
Geological	-	-	-	-	8,608	8,608

	-	-	-	-	103,608	103,608

	2,781,047	133,438	334,539	3,249,024	(552,151)	2,696,873

a)	Musgrove Creek (“Musgrove Property”), U.S.A. (Gold)

On June 13, 2007, the Company fulfilled all of its obligations under an option agreement (the “Agreement”) with Roxgold Inc. (formerly Wave Exploration Corp.) and Wave Mining Inc. by making $225,000 in cash payments ($25,000 paid on signing of letter of intent, $75,000 on signing of option agreement, $100,000 on November 15, 2006, and $25,000 on May 23, 2007) and issuing 375,000 common shares (300,000 shares issued on November 30, 2005 valued at $99,000, and 75,000 shares issued on June 13, 2007 valued at $27,000), and acquired all rights, title and interest to the Musgrove Property. The property consists of 47 unpatented claims situated in the Cobalt Mining District, Lemhi County, Idaho, U.S.A. The Company staked and recorded an additional 40 claims in 2006.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 6 – MINERAL PROPERTIES (Continued)

a)	Musgrove Creek, U.S.A. (Gold) (Continued)

Under the terms of the Agreement, the Company assumed the underlying lease agreement dated June 12, 2003 with respect to certain mineral claims that comprise the Musgrove Property. The underlying lease has a 10 year term and can be renewed for two successive terms of 10 years provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor which progressively increase from US$25,000 paid on the third anniversary of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of US$1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of US$100,000 on the property during the term of the lease.

As at November 30, 2008, the Company has paid a total of US$90,000 for the third, fourth and fifth annual lease payments to the underlying lessor, and has incurred a total of $905,617 of exploration expenditures on the property.

b)	Empire Mine (“Empire Property”), U.S.A. (Copper, Gold and Silver)

On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) to acquire a 50% lease interest in certain mining claims known as the Empire Property. The Empire Property consists of 23 patented mining claims, 6 mill-site claims and 21 unpatented mining claims situated in the Alder Creek Mining District, Custer County, Idaho, U.S.A. On January 09, 2007, the Company staked and recorded an additional 10 claims contiguous to the Empire Property.

On June 26, 2006, Trio was served with a Statement of Claim asserting they were in breach of the underlying lease agreement with respect to the ownership of the mineral claims. Trio filed a Statement of Defence and Counterclaim on July 20, 2006. The Company’s interest in the Empire Property is wholly derived from its option agreement with Trio, and in the event that Trio’s interest in the Empire Property is terminated, the interest of the Company will also be terminated.

Under the terms of the original agreement, the Company may earn a 50% lease interest in the property by making a non-refundable deposit of US$50,000, a cash payment of $200,000, issuing 700,000 common shares of the Company and incurring US$1,500,000 in exploration expenditures on the property on or before August 31, 2007. The Company issued 200,000 common shares valued at $58,000 as a finder’s fee.

On September 27, 2007, the Company and Trio entered into an amended agreement whereby the Company made additional cash payments totaling $50,000. In exchange, Trio agreed to defer the exploration expenditure requirement under the original agreement, pending the outcome of the litigation between Trio and the underlying lessor.

On February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners, whereby a new lessee will purchase 100% right, title and interest in the Empire Property from the Company and Trio for a total of $1,000,000 on or before July 3, 2008, pending completion of a satisfactory due diligence review and subject to court approval. The Company agreed to pay $100,000 to Trio upon receipt of the settlement payment.

As at auditors’ report date, the settlement payment has not been made. Management intends to pursue a resolution with the underlying land owners in protecting its interest in the Empire Project. In 2008, the Company has written off $911,237 (2007 – $810,226) in costs incurred with respect to the Empire Project due to uncertainty over ownership of the property.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 6 – MINERAL PROPERTIES (Continued)

c)	Vianey Mine (“Vianey Property”), Mexico – Joint Venture (Silver)

On April 11, 2005, the Company acquired 100% of Minerales Jazz, the beneficial holder of the Vianey Mine concession. The Vianey Property is held pursuant to an exploitation concession issued on May 05, 1979 by the government of Mexico and will expire in 2029, unless renewed.

In connection to the acquisition of Minerales Jazz, the Company issued additional 500,000 common shares upon the completion of a recommended work program on June 06, 2007. This share issuance represented contingent consideration, and the fair value of these common shares of $185,000 was recognized as subsequent additional acquisition costs in 2007. Further, the Company has agreed to issue 800,000 common shares on or after that date which is seven business days following the earlier of (i) the completion of an economically viable pre-feasibility study on the Vianey Property, and (ii) the commencement of commercial production. This conditional share issuance is considered contingent consideration, the outcome of which cannot be determined without reasonable doubt. Consequently, no amount is recognized for this portion of the acquisition until the contingency is resolved and the shares are issued or become issuable.

On December 18, 2006, the Company and Wits Basin entered into a joint venture arrangement for the exploration and development of the Vianey Property. Wits Basin earned a 25% joint venture interest in the Vianey Property by issuing 600,000 of its common shares (with a fair value of $219,037) to the Company and incurring US$500,000 in exploration expenditures.

On October 31, 2007, Wits Basin earned an additional 25% joint venture interest by issuing to the Company a total of 2,100,000 of its common shares (with a fair value of $554,579) and paying US$100,000 in cash. The joint venture arrangement has been changed accordingly with 50% interest owned by the Company and the remaining 50% interest owned by Wits Basin. The Company is the operator of the project.

The use of the proportionate consolidation method resulted in a deferred gain of $178,502 on the contribution of the Company’s interest in the Vianey Property to the joint venture in fiscal 2007. The deferred gain is amortized on a straight line basis over a term of 40 years. For the year ended November 30, 2008, the amortized gain recognized in the statement of operations was $4,585 (2007 – $4,680).

d)	Silver Mountain (“Silver Mountain Property”), Peru (Silver)

On October 18, 2007, the Company through its wholly owned Peruvian subsidiary acquired 100% interest in the Silver Mountain Property in Peru. The Company paid $80,000 and issued 2,500,000 common shares with a fair value of $625,000. In addition, 200,000 common shares of the Company valued at $50,000 were paid as a finders' fee.

The Company will pay a 1% net smelter royalty upon commencement of commercial production of the property.

e)	Silveria (“Silveria Property”), Peru (Silver)

On February 05, 2008, the Company, through its wholly-owned Peruvian subsidiary, entered into an option and joint venture agreement (amended on March 17, 2008 and on September 26, 2008) with Grenville Gold Corporation (“Grenville”) to acquire up to a 75% interest in the Silveria Property, located in the Huarochiri Province, Peru. The Company paid $200,000 to Grenville upon signing a letter of intent on December 13, 2007, and issued 400,000 common shares valued at $68,000 as finder’s fees on this acquisition. Grenville was a related company with a common director until March 12, 2008, at which date the director resigned from the boards of both Grenville and the Company.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 6 – MINERAL PROPERTIES (Continued)

e)	Silveria (“Silveria Property”), Peru (Silver) (Continued)

Under the terms of the agreement, the Company may earn up to 75% interest in the Silveria Property by fulfilling the following funding and expenditure requirements:

i)

funding of $1,300,000 towards development and exploration expenditures on the property and issuance of 1,000,000 common shares (issued on June 26, 2008 and valued at $180,000) on or before June 30, 2008;

	ii)	funding of a further $750,000 towards development and exploration expenditures on the property and issuance of 500,000 common shares on or before October 31, 2008;

iii)

funding of a further $750,000 towards development and exploration expenditures on the property and issuance on or before December 15, 2008, at which time the Company will have earned a 25% interest in the property and the joint venture will be formed;

	iv)	funding of a further $3,000,000 on or before February 28, 2009, at which time the Company will have earned another 25% interest for a total of 50% joint venture interest in and to the property; and

v)

funding of a further $6,000,000 towards expenditures on the property and an additional option payment of $1,000,000 to Grenville on or before January 31, 2011, at which time the Company will have earned another 25% interest for a total 75% joint venture interest in and to the property. Grenville will have a one-time option to elect to contribute an equal amount of expenditures under the joint venture in order to maintain its interest of 50% and have the joint venture continue to run on a 50/50 basis.

The Company entered into the agreement in reliance upon certain representations and warranties of Grenville, which based on ongoing due diligence, the Company alleges to be false and materially misleading. In particular, the Company’s position is that Grenville misrepresented its ownership of certain mineral claims comprising the Silveria Property.

On October 31, 2008, the Company delivered written notice to Grenville that it will not fund further expenditures on the Silveria Property or issue additional common shares to Grenville until this issue is resolved. Management is pursing a resolution to protecting its interest in the Silveria Project, which may include legal action being taken. As at auditors’ report date, no resolution has been reached. The Company has written off $1,731,681 in costs incurred with respect to the Silveria Project due to uncertainty over ownership of the mineral claims.

f)	Charay (“Charay Property”), Mexico (Gold)

On October 15, 2008, the Company, through its wholly owned Mexican subsidiary, entered into a mineral claim option agreement (the "Agreement") with Tektite Financial Inc. (“Tektite”) and Minera Bacoachi, S.A de C.V. (“the Optionors”), to acquire a 100% interest in and to certain mining claims comprising the Charay Property, located in Sinaloa, Mexico.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 6 – MINERAL PROPERTIES (Continued)

f)	Charay, Mexico (Gold) (Continued)

The terms of the agreement require the Company to pay a total of US$2,700,000, plus 15% required value- added tax as follows:

• US$5,000	on or before	October 15,	2008 (paid);
• US$25,000	on or before	December 01,	2008 (subsequently paid);
• US$50,000	on or before	April 01,	2009;
• US$50,000	on or before	August 01,	2009;
• US$120,000	on or before	January 01,	2009;
• US$150,000	on or before	June 01,	2010;
• US$200,000	on or before	October 10,	2010;
• US$500,000	on or before	April 01,	2011;
• US$600,000	on or before	October 01,	2011;
• US$1,000,000	on or before	April 01,	2012.

The Company issued 1,000,000 common shares valued at $50,000 to Tektite on November 4, 2008 and 300,000 common shares valued at $15,000 as finders' fees in connection with this Agreement. In addition, the Company agreed to make a non-refundable payment of $25,000 upon execution of the Agreement, and incur $75,000 in work expenditures on the property on or before April 15, 2009.

The Optionors will retain a 2% net smelter royalty in the event of commercial production of the property.

NOTE 7 – SHORT-TERM LOANS

	2008	2007
	$	$

Promissory Note (a)	100,000	200,000
Promissory Note (b)	1,000,000	-
Accrued Interest and Fees (b)	201,500

	1,301,500	200,000

a)

On August 27, 2007, the Company entered into a Loan Agreement for $200,000 by way of a promissory note for a period of one year in connection with the purchase of a diamond drill. The Loan is repayable on or before August 27, 2008 (past due), bears interest at a rate of 15% per annum, and is secured by a registrated charge against the drill in the name of the lender.

On January 29, 2008, the Company issued 100,000 common shares valued at $31,000 to the lender and recorded this amount as interest expense. Additionally, interest totaling $26,250 (2007 – $7,500) was paid in the year ended November 30, 2008. On August 30, 2008, the Company repaid $100,000 of the balance outstanding. As at auditors’ report date, the debt has not been fully repaid and the lender has not exercised the option to sell the Company’s diamond drill.

b)

On June 30, 2008, the Company entered into a Loan Agreement for $1,000,000 by way of promissory note. The loan is payable on demand and bears interest at a rate of 3% per month. The Company agreed to pay a due diligence fee of $25,000 (accrued) and a commitment fee of $26,500 (accrued). As at November 30, 2008, accrued interest totaling $150,000 remained outstanding.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 7 – SHORT-TERM LOANS (Continued)

(b)

Pursuant to a Pledge Agreement dated July 02, 2008, the loan is secured by a pledge of 722,000 common shares of the Company held by the President of the Company and a general security agreement against all assets of the Company. The loan is also guaranteed by the President of the Company.

NOTE 8 – SHARE CAPITAL

a)	Issued and Outstanding Common Shares and Contributed Surplus

Authorized: Unlimited number of common shares without par value.

			Contributed
	Number of	Amount	Surplus
	Common Shares	$	$

Balance, November 30, 2006	24,701,130	6,626,840	924,607
Issued During the Year

For Cash
Private Placements (i)	8,458,430	2,394,750	-
Exercise of Warrants	643,000	244,340	-
Exercise of Options	166,627	58,320	-
For Mineral Properties
Musgrove Property (Note 6(a))	75,000	27,000	-
Vianey Property (Note 6(c))	500,000	185,000	-
Silver Mountain Property (Note 6(d))	2,700,000	675,000	-

Finder’s Fees and Share Issue Costs (i)	-	(238,925)	49,597
Fair Value of Options Exercised	-	57,266	(57,266)
Stock Based Compensation on Options (Note 8(e))	-	-	305,468

Balance, November 30, 2007	37,244,187	10,029,591	1,222,406
Issued During the Year
For Cash
Private Placement (iii)	2,024,500	352,087	52,813
Exercise of Options (ii)	750,000	232,500	-
For Mineral Properties
Silveria Property (Note 6(e))	1,400,000	248,000	-
Charay Property (Note 6(f))	1,300,000	65,000	-
For Short-Term Loan (Note 7(a))	100,000	31,000	-

Finder’s Fees and Share Issue Costs (iii)	-	(44,142)	3,836
Fair Value of Options Exercised (ii)	-	250,721	(250,721)
Stock-Based Compensation on Options (Note 8(e))	-	-	354,308

Balance, November 30, 2008	42,818,687	11,164,757	1,382,642

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL (Continued)

a)	Issued and Outstanding Common Shares and Contributed Surplus (Continued)

(i)

On April 24, 2007, the Company completed a private placement for 2,801,430 units at a price of $0.35 per unit for total proceeds of $980,500. Each unit consists of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of $0.55 for a period of two years. The Company paid finder’s and legal fees totaling $68,404 in connection with this private placement and issued 172,114 broker warrants with a fair value of $21,327. Each broker warrant is exercisable into one common share at a price of $0.55 for a period of two years.

On October 15, 2007, the Company completed a private placement of 2,287,000 units at a price of $0.25 per unit for total proceeds of $571,750. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 for a period of two years. The Company paid finder’s and legal fees totaling $50,964 in connection with this private placement and issued 128,560 broker warrants with a fair value of $8,798. Each broker warrant is exercisable into one common share at a price of $0.35 for a period of two years.

On November 24, 2007, the Company completed a private placement of 3,370,000 units at a price of $0.25 per unit for total proceeds of $842,500. Each unit consist of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 for a period of two years. The Company paid finder’s and legal fees totaling $69,960 in connection with this private placement and issued 154,600 broker warrants with a fair value of $19,472. Each broker warrant is exercisable into one common share at a price of $0.35 for a period of two years.

(ii)

During the year ended November 30, 2008, 750,000 of the stock options were exercised for gross proceeds of $232,500. An amount of $250,721 was transferred from contributed surplus to share capital upon the exercise of these options.

(iii)

On August 05, 2008, the Company completed a private placement of 2,024,500 units at a price of $0.20 per unit for proceeds of $404,900. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.35 for a period of 2 years. A fair value of $52,813 was assigned to the warrants attached (Note 8(e)). The Company paid finders’ and legal fees totaling $40,307 and issued 69,700 Agent units with a fair value of $3,835. Each Agent unit is exercisable at a price of $0.20 into one common share and one share purchase warrant with the same terms as the private placement warrants.

b)	Stock Options

The Company has established a stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares. Terms of the options granted are subject to determination and approval by the Board of Directors. All options granted are subject to a four-month hold period from the date of grant as imposed by the TSX Venture Exchange.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL (Continued)

b)	Stock Options (Continued)

	Number	Weighted Average
		Exercise Price
		$

Balance, November 30, 2006	2,100,000	0.32
Granted	1,200,000	0.34
Exercised	(166,627)	0.35
Cancelled	(550,000)	0.35

Balance, November 30, 2007	2,583,373	0.32
Granted	1,550,000	0.32
Exercised	(750,000)	0.31
Expired	(400,000)	0.31

Balance, November 30, 2008	2,983,373	0.33

As at November 30, 2008, the Company has the following options outstanding:

		Options Granted and Outstanding		Options Vested and Exercisable
		Weighted	Weighted		Weighted
		Average	Average	Number of	Average
Range of	Number	Remaining	Exercise	Shares	Exercise
Exercise Prices	of Shares	Contractual life	Price	Exercisable	Price

$0.30 to $0.40	2,983,373	3.28 years	$0.33	2,983,373	$0.33

The options expire between April 26, 2010 and February 07, 2013.

c)	Share Purchase Warrants

	Number	Weighted Average
		Exercise Price
		$

Balance, November 30, 2006	3,765,232	0.38

Issued	6,085,204	0.45
Exercised	(643,000)	0.38

Balance, November 30, 2007	9,207,436	0.42

Issued	2,024,500	0.35
Expired	(3,122,232)	0.38

Balance, November 30, 2008	8,109,704	0.42

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL (Continued)

c)	Share Purchase Warrants (Continued)

As at November 30, 2008, the Company has the following warrants outstanding:

	Number	Weighted Average
Expiry Date		Exercise Price
		$

April 24, 2009	2,973,544	0.55
October 15, 2009	1,272,060	0.35
November 24, 2009	1,839,600	0.35
August 05, 2010	2,024,500	0.35

	8,109,704	0.42

d)	Agent Units

Balance, November 30, 2006 and 2007	-	-

Granted (Note 8(a)(iii))	69,700	0.20

Balance, November 30, 2008	69,700	0.20

e)	Stock-Based Compensation

The fair value of stock options, broker warrants and agent units granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2008	2007	2006

Risk-Free Annual Interest Rate	2.75 – 3.98%	4.0 – 4.5%	3.9 – 4.4%
Expected Annual Dividend Yield	0%	0%	0%
Expected Stock Price Volatility	66 – 72%	69 – 192%	167 – 217%
Expected Life of Option	5 years	2 to 5 years	4 years

The weighted average fair value per option granted during the year ended November 30, 2008 was $0.22 (2007 – $0.27) .. During the years ended November 30, 2008, 2007, and 2006, the Company respectively recognized $354,308, $305,468 and $536,753 of stock-based compensation expense for options granted to directors, officers, and consultants.

The Company recognized stock-based compensation expense of $49,597 in share issuance costs for broker warrants granted in connection the private placements completed in the year ended November 30, 2007 (Note 8(a)(i)). The weighted average fair value per share of these broker warrants was $0.10.

The warrants attached to the August 2008 private placement (Note 8(a)(iii)) were valued at $52,813 based upon the average of the pro-rata method and the Black Scholes option pricing model.

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the Company’s stock options, brokers warrants and agent units.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL (Continued)

f)	Escrow Shares

As at November 30, 2008, the number of shares held in escrow was Nil (2007 – 150,865).

NOTE 9 – RELATED PARTY TRANSACTIONS

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

a)

During the year ended November 30, 2008, the Company paid management fees of $84,000 (2007 – $90,500; 2006 – $51,000) to a company controlled by the President of the Company for management and consulting services.

b)	During the year ended November 30, 2008, the Company charged a fee of $120,000 (2007 – $15,000; 2006 – $Nil) to a company with a common director for administrative and office support.

c)	During the year ended November 30, 2008, the Company charged rent of $28,000 (2007, 2006 – $Nil) to a company with a director in common.

d)

During the year ended November 30, 2006, the Company paid management fees of $36,000 to a company controlled by a person related to the President of the Company for management and consulting services and a finder’s fee of $7,600 in connection with a private placement completed in 2006. There were no fees paid to this related company during the years ended November 30, 2008 and 2007.

e)	Balances due from and to related parties are unsecured, non-interest bearing and have no specified terms for repayment. As at November 30, 2008, the following related party balances were outstanding:

(i)	A balance of $148,393 (2007 – $Nil) due from the President of the Company;

(ii)	A balance of $4,444 (2007 – $Nil) due to a company with a director in common for prepaid rent;

(iii)	An amount of $279,235 (2007 – $Nil) due to a company with a director (also President of the Company) and officer (Chief Financial Officer of the Company) in common;

(iv)	An amount of $308,385 (2007 – $Nil) included in accounts payable for exploration expenditures due to an officer of the Company and companies controlled by him; and

(v)	Share subscriptions receivable of $60,000 due from a person related to the President of the Company for stock options exercised. As at auditors’ report date, $5,000 has been received.

As at November 30, 2007, there were no share subscriptions amounts owing by related parties.

All related party transactions were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

NOTE 10 – COMMITMENT

On April 01, 2008, the Company entered into a lease agreement for office premises for a term of five years. The Company is committed to pay monthly basic rent of $4,200 plus monthly operating costs and taxes estimated at $4,633 for an estimated annual total of $106,000.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 11 – SUPPLEMENTAL CASH FLOW INFORMATION

a)	Change in Non-Cash Working Capital Accounts

		2008	2007	2006
		$	$	$

	Accounts Receivable	(4,354)	-	(763)
	GST Recoverable	12,574	11	10,534
	Prepaid Expenses	52,330	(2,227)	(56,947)
	Due from Joint Venture Partner	(101,629)	(52,821)	-
	Accounts Payable and Accrued Liabilities	494,805	(325,178)	403,135

		453,726	(380,215)	355,959

b)	Significant Non-Cash Financing Activity

	Shares Issued for Subscription Receivable	60,000	10,000	169,000

b)	Significant Non-Cash Investing Activities

	Shares Issued for Mineral Properties	313,000	887,000	261,000
	Shares Issued for Finder’s Fees	3,835	49,597	30,000
	Shares Issued for Short-Term Loan Interest	31,000	-	-
	Shares of Wits Basin Received Pursuant to
	Option Agreement	-	(554,579)	(219,037)

		347,835	382,018	71,963

NOTE 12 – INCOME TAXES

a)	Provision for Income Taxes

A reconciliation of income taxes at the statutory tax rate is as follows:

Combined Federal and Provincial Income Tax Rates	31.30%	34.12%	34.12%

	$	$	$

Loss Before Income Taxes	(4,566,270)	(2,362,986)	(1,460,225)

Expected Income Tax (Recovery)	(1,429,242)	(806,250)	(498,229)
Permanent Differences	109,463	82,340	183,140
Change in Valuation Allowance	873,162	(180,632)	342,517
Effect of Change in Tax Rates	264,045	468,522	-
Expiration of Non-Capital Losses	182,572	436,020	(27,428)

Income Tax Expense (Recovery)	-	-	-

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 12 – INCOME TAXES (Continued)

(b)	Future Income Taxes

The tax effects of significant temporary differences that give rise to future income tax assets as at November 30, 2008 and 2007 are as follows:

	2008	2007
	$	$
Future Income Tax Assets:
Non-Capital Losses Carry-Forward	1,046,879	914,818
Capital Losses Carry-Forward	35,051	-
Property and Equipment	43,644	136,217
Mineral Properties	913,142	95,722
Share Issue Costs	50,500	69,298

Valuation Allowance	(2,089,216)	(1,216,055)

Net Future Income Tax Assets	-	-

As at November 30, 2008, the Company has non-capital losses of approximately $4,026,459 which may be applied to reduce taxable income of future years, which expire as follows:

2009	60,969
2010	313,199
2014	48,557
2015	505,062
2026	974,623
2027	809,236
2028	1,314,813

4,026,459

The Company has capital losses of $269,622 which can be carried forward indefinitely to offset future capital gains, cumulative resource pools of $5,828,428 which can be carried forward indefinitely to offset future taxable income, and unamortized share issue costs of $194,234 available to reduce taxable income for the years 2009 – 2012.

Future tax benefits which may arise as a result of these losses and expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

NOTE 13 - FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities, amounts due to and from related parties, and short-term loans approximate their fair value as at the balance sheet date.

b)	Liquidity Risk

The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 13 - FINANCIAL INSTRUMENTS (Continued)

c)	Foreign Exchange Risk

The Company conducts a significant portion of its business activities in foreign currencies. The Company is exposed to foreign exchange risk to the extent it incurs mineral exploration expenditures and operating costs in foreign currencies including the U.S. Dollar, Mexican Peso, Peruvian New Sol, and the British Pound Sterling. The Company does not use derivatives to manage its exposure to foreign exchange risk.

d)	Commodity Price Risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of gold, silver and copper. The Company has not hedged any of its future gold sales. The Company’s input costs are also affected by the price of fuel. The Company closely monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

e)	Credit Risks

Management considers that risks related to credit and interest are not significant to the Company at this time. Interest on the Company’s short-term loans is based on fixed rates.

NOTE 14 – CAPITAL MANAGEMENT

The Company manages its cash, common shares, stock options and warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may attempt to issue new shares or debt, or dispose assets to raise funds for operational and capital expenditure activities. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company does not pay out dividends in order to maximize ongoing development efforts. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

NOTE 15 – SUBSEQUENT EVENT – PRIVATE PLACEMENT

In March 2009, the Company has arranged for a private placement of 8,262,600 units at a price of $0.04 per unit, for gross proceeds of $330,500. Each unit is comprised of one common share and one share purchase warrant exercisable to purchase one additional common share over a two-year period, at a price of $0.08 per share in the first year and at $0.10 per share in the second year. The Company will pay finders’ fees totaling $20,060 in cash and issue 501,500 agent warrants with the same terms as the share purchase warrant.

As at November 30, 2008, the Company has received a $3,900 cash payment as an advance in connection to this private placement. Total share subscriptions received, as at auditors’ report date, totaled approximately $200,000.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“CDN GAAP”) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).

Significant measurement differences between CDN and US GAAP and their effect on the consolidated financial statements are quantified below and described in the accompanying notes.

	2008		2007

	US GAAP	CDN GAAP	US GAAP	CDN GAAP
	$	$	$	$
Assets

Current Assets	80,203	80,203	535,097	535,097
Marketable Securities (b)	-	-	478,170	478,170
Due from Joint Venture Partner	154,450	154,450	52,821	52,821
Due from Related Party	148,393	148,393	-	-
Reclamation Bond	6,818	6,818	6,818	6,818
Equipment	220,037	220,037	300,003	300,003
Mineral Properties (a)	1,351,183	2,696,873	1,789,953	3,249,024

	1,961,084	3,306,774	3,162,862	4,621,933
Liabilities

Current Liabilities	2,253,246	2,253,246	373,262	373,262
Deferred Gain on Contribution to Joint Venture (c)	-	173,918	-	178,502

	2,253,246	2,427,164	373,262	551,764

Shareholders’ Deficiency

Share Capital	11,164,757	11,164,757	10,029,591	10,029,591
Share Subscription Advances	3,900	3,900
Contributed Surplus	1,382,642	1,382,642	1,222,406	1,222,406
Accumulated Other Comprehensive Loss	-	-	(76,409)	(76,409)
Deficit	(12,843,461)	(11,671,689)	(8,385,988)	(7,105,419)

	(296,162)	879,610	2,789,600	4,070,169

	1,961,084	3,306,774	3,162,862	4,621,933

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The effect of measurement difference between CDN GAAP and US GAAP on the Company’s consolidated net loss for the years ended November 30, 2008, 2007 and 2006 is summarized below. Basic and diluted weighted average number of shares outstanding is consistent under both US GAAP and CDN GAAP.

	2008	2007	2006
	$	$	$

Net Loss for the Year in Accordance with CDN GAAP	(4,566,270)	(2,362,986)	(1,460,225)

Current Year Mineral Exploration Costs (a)	(1,479,267)	(604,536)	(1,436,186)
Write Down Mineral Properties under CDN GAAP (a)	2,642,918	810,226	-
Write Down Mineral Properties under US GAAP (a)	(1,050,269)	-	-
Unrealized Gain on Marketable Securities (b)	-	(55,091)	55,091
Amortized Gain on Contribution to Joint Venture (c)	(4,585)	(4,680)	-

Net Loss for the Year in Accordance with US GAAP	(4,457,473)	(2,217,067)	(2,841,320)

Basic and Diluted Loss per Share under US GAAP	(0.11)	(0.08)	(0.15)

Weighted Average Number of Common Shares Outstanding	39,247,921	27,718,098	19,375,422

The effect of measurement differences between CDN GAAP and US GAAP on the consolidated statement of cash flows for the years ended November 30, 2008, 2007 and 2006 are summarized below:

Cash Flows from Operating Activities under CDN GAAP	(525,855)	(1,696,914)	(566,553)
Current Year Mineral Exploration Costs (a)	(1,479,267)	(604,536)	(1,436,186)

Cash Flows from Operating Activities under US GAAP	(2,005,122)	(2,301,450)	(2,002,739)

Cash Flows from Investing Activities under CDN GAAP	(1,789,726)	(1,108,409)	(1,844,416)
Current Year Mineral Exploration Costs (a)	1,479,267	604,536	1,436,186

Cash Flows from Investing Activities under US GAAP	(310,459)	(503,873)	(408,230)

(a)	Mineral Properties and Exploration Costs

Under CDN GAAP, the initial purchase costs of mining properties as well as all exploration expenditures are capitalized. These capitalized expenditures are amortized over the estimated life of the property following the commencement of commercial production, or written-off when the property is sold or abandoned.

Under US GAAP, the initial purchase cost of mining properties is capitalized. Subsequent exploration costs relating to mineral properties for which commercial feasibility has not yet been established are expensed in the period incurred. Consistent with CDN GAAP, the carrying value of the properties would be reviewed periodically to ensure the amount is recoverable.

Accordingly, all exploration expenditures relating to mineral properties have been expensed in the period incurred for US GAAP reporting purposes.

The Company wrote off certain mineral properties in 2007 and 2008 due to uncertainty over ownership of the properties. Under US GAAP, these exploration costs would have been expensed in the period incurred.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)	Marketable Securities

Under CDN GAAP prior to December 01, 2006, the Company recorded marketable securities at the lower of cost or market value. Subsequent to that date, the Company classifies its marketable securities as available-for-sale financial assets which are recognized at fair value with any unrealized gain or loss on the change in fair value being recognized in other comprehensive income.

In accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, US GAAP requires investments that are bought and held principally for the purpose of selling them in the near term to be classified as “trading securities” and reported at fair value with unrealized gains and losses recorded in operations. For the year ended November 30, 2006, the common shares of Wits Basin held by the Company were considered trading securities and the Company recognized an unrealized gain of $55,091 in operations for US GAAP reporting purposes in 2006. These shares were disposed in 2007.

For marketable securities acquired on or after December 01, 2006, the Company classifies these assets as available-for-sale under US GAAP which follows the same accounting treatment as under CDN GAAP. Accordingly, there is no difference in the consolidated financial statements under CDN GAAP or US GAAP for the years ended November 30, 2008 and 2007.

(c)	Accounting for Interest in Joint Venture

Under CDN GAAP, investments in joint ventures are accounted for on a proportionate consolidation basis. CDN GAAP permits the recognition of gains on contribution of assets to a joint venture in exchange for an ownership interest to the extent of the interest of other non-related venturers.

Under US GAAP, interests in joint ventures are generally required to either be consolidated or accounted for by the equity method. However, in accordance with Emerging Issues Task Force (EITF) Issue No. 00-1, interests in unincorporated joint ventures may be accounted for by proportionate consolidation. US GAAP does not permit the recognition of gain on transfer of assets if the only consideration received is an interest in the joint venture.

Accordingly, the Company has accounted for its 50% interest in the Vianey Property, an unincorporated joint venture, using proportionate consolidation under both CDN and US GAAP. For US GAAP purposes, the recognition of the gain on contribution to joint venture is reversed.

(d)	Stock-Based Compensation

The Company’s policy for accounting for stock-based compensation awards under CDN GAAP is disclosed in Note 2(j). For US GAAP purposes, the Company uses the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for CDN GAAP, under the Statement of Financial Accounting Standards (“SFAS”) No. 123R “Accounting for Stock-Based Compensation”. Accordingly, the Company considers there were no material differences in the treatment by the Company with respect to stock-based compensation under CDN GAAP or US GAAP for the years ended November 30, 2008, 2007 and 2006.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2008, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e)	Income Taxes

The Company uses the asset and liability method to account for income taxes pursuant to Section 3465 of the Canadian CICA Handbook which is substantially consistent with SFAS No. 109 “Accounting for Income Taxes”. For US GAAP purposes, SFAS No. 109 requires deferred tax assets to be measured at only enacted tax rates.

As at November 30, 2008 and 2007, the applicable tax rates used by the Company to determine future income tax assets have been enacted. These future income tax assets were reduced to $Nil by a valuation allowance, which is consistent with the accounting treatment under US GAAP. Accordingly, there is no difference in the consolidated financial statements under CDN GAAP or US GAAP for the years ended November 30, 2008, 2007 and 2006.

(g)	Recent United States Accounting Pronouncements

	(i)	Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 157 “Fair Value Measurements” to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. The standard is effective for fiscal period beginning after November 15, 2007. The adoption of this statement does not have a material effect on these consolidated financial statements.

	(ii)	Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, FASB issued SFAS 159 “Fair Value Option for Financial Assets and Liabilities” to permit entities to measure eligible financial instruments at fair value. The standard is effective for fiscal period beginning after November 15, 2007. The adoption of this statement does not have a material effect on these consolidated financial statements.